UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province 266400

People’s Republic of China

+86-532-86617117

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders.

SOS Limited, a Cayman Islands company (the “Company”) held its 2022 annual general meeting of shareholders at 10:00 a.m. Eastern Time, December 5, 2022, at Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China. Holders of a total of 3,135,841,955 shares (consisting of 2,965,786,409 Class A Ordinary Shares and 170,055,546 Class B Ordinary Shares), out of a total of 3,158,626,378 Shares (consisting of 2,985,573,853 Class A Ordinary Shares and 173,052,525 Class B Ordinary Shares) issued and outstanding and entitled to vote at the Meeting and therefore constituting a quorum of more than a third of the shares outstanding and entitled to vote at the annual general meeting of shareholders as of the record date of October 17, 2022. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Re-election of directors

The following individuals were re-elected as directors to serve on the Board of Directors of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.

Director’s Name	For	Against
Yandai Wang	4,588,269,869	73,814,500

Li Sing Leung	4,569,491,869	92,633,000

Russell Krauss	4,574,378,369	87,656,000

Douglas L. Brown	4,574,249,369	87,775,000

Ronggang (Jonathan) Zhang	4,572,066,369	89,965,000

Wenbin Wu	4,569,999,369	91,441,000

2.	To ratify the selection of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022

The shareholders approved the proposal.

For	Against	Abstain
4,607,890,369	55,431,500	3,020,000

3.	To approve and adopt the Company’s 2022 Equity Incentive Plan

The shareholders approved the proposal.

For	Against	Abstain
4,549,802,369	112,498,500	4,041,000

4.	To approve and adopt a Securities Purchase Agreement and related transactions providing for the disposition by the Company of 100% of the outstanding shares of S International Group Limited, the Company’s wholly owned subsidiary and a business company incorporated in the British Virgin Islands with limited liability, to S International Holdings Limited, a Cayman exempt company, in exchange for $17 million.

The shareholders approved the proposal.

For	Against	Abstain
4,584,157,369	77,173,500	5,011,000

Disposition

As disclosed in the Form 6-K of the Company filed on November 8, 2022, the Company, S International Group Limited (“S International”), a British Virgin Islands company and the Company’s wholly owned subsidiary, and S International Holdings Limited, a Cayman Islands exempt company (the “Purchaser”), had entered into a certain share purchase agreement (the “Disposition SPA”) on November 2, 2022. Pursuant to the Disposition SPA, the Purchaser agreed to purchase S International in exchange for cash consideration of $17 million (the “Disposition”).

On December 5, 2022, the Company completed the Disposition after obtaining its shareholders’ approval of the Disposition at its 2022 annual general meeting of shareholders and satisfaction or waiver of all other closing conditions. The proceeds from the Disposition will be used for the Company’s working capital and general corporate purposes.

Below is the Company’s corporate structure chart following the consummation of the Disposition:

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 6, 2022

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer

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